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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

Evolving Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share Granted under Evolving Systems, Inc.
Amended and Restated Stock Option Plan
(Title of Class of Securities)

30049 R100
(CUSIP Number of Class of Securities of Underlying Common Stock)

Copies to:

Brian R. Ervine Senior Vice President & CFO Evolving Systems, Inc. 9777 Mt. Pyramid Ct. Englewood, CO 80112 (303) 802-1000	Anita T. Moseley Senior Vice President & General Counsel Evolving Systems, Inc. 9777 Mt. Pyramid Ct. Englewood, CO 80112 (303) 802-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

copies to:
Charles D. Maguire, Jr.
Holme Roberts & Owen LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203
303-861-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$724,771.35	$66.68

*
Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $.2755, the average of the high and low sales price of Evolving Systems' Common Stock on August 29, 2002, as reported on the Nasdaq SmallCap Market, and assumes that options to purchase 2,630,749 shares of Evolving Systems' Common Stock will be exchanged and/or cancelled pursuant to this Offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.
**
Previously filed.

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$66.68	Filing party:	Evolving Systems
Form or Registration No.:	SC TOI, SEC File No. 5-54125	Date filed:	September 4, 2002

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the Following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO that was filed by Evolving Systems, Inc. ("Evolving Systems" or the "Company") with the Securities and Exchange Commission on September 4, 2002, as amended on October 1, 2002, (the "Schedule TO"), relating to Evolving Systems' offer to exchange certain outstanding options to purchase shares of the Evolving Systems' common stock held by eligible persons for new options to purchase shares of Evolving Systems' common stock upon the terms and subject to the conditions in the Offer to Exchange Options to Purchase Common Stock (the "Offer to Exchange"), dated September 4, 2002, attached to the Schedule TO as Exhibit (a)(1)(A), and the related Form of Election (the "Form of Election") attached to the Schedule TO as Exhibit (a)(1)(B) and the related Cover Letter from the Legal Department to holders of Eligible Option Grants (the "Cover Letter"), dated September 4, 2002, attached to the Schedule TO as Exhibit (a)(1)(G) (the Form of Election, the Cover Letter and collectively with the Offer to Exchange, as each may be amended from time to time, (the "Offer").

ITEM 4. TERMS OF THE TRANSACTION.

        The Offer to Exchange expired at midnight, Mountain Daylight Time, on October 2, 2002. Pursuant to the Offer to Exchange, the Company accepted for cancellation options to purchase 1,586,254 shares of the Company's common stock, representing approximately 60% of the options that were eligible to be tendered for exchange in the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will, in exchange for those options accepted for exchange and cancelled, grant new options to purchase an aggregate of up to 1,586,254 shares of the Company's Common Stock, sometime on or after April 3, 2003.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Evolving Systems, Inc.
/s/ ANITA T. MOSELEY Anita T. Moseley Senior Vice President & General Counsel

Date: October 11, 2002

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